# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOVAGOLD Resources Inc., CIK 0001173420
CUSIP: 66987E206
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 201 South Main Street, Suite 400, Salt Lake City, Utah (UT), 84111
Date of event which requires filing of this statement: 04/22/2025
Filed by CIK 0001454795
Persons authorized to receive notices and communications: Electrum Strategic Resources, 600 Fifth Ave., 24th Fl., New York, New York (NY), 10020, (646) 365-1600

## Reporting persons
- Electrum Strategic Resources L.P. (CIK 0001454795): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 85,944,479; sole dispositive power 0; shared dispositive power 85,944,479; aggregate amount beneficially owned 85,944,479 (25.2% of the class)
- The Electrum Group LLC (CIK 0001565641): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 85,944,479; sole dispositive power 0; shared dispositive power 85,944,479; aggregate amount beneficially owned 85,944,479 (25.2% of the class)
- Electrum Global Holdings L.P. (CIK 0001564994): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 85,944,479; sole dispositive power 0; shared dispositive power 85,944,479; aggregate amount beneficially owned 85,944,479 (25.2% of the class)
- TEG Global GP Ltd. (CIK 0001565709): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 85,944,479; sole dispositive power 0; shared dispositive power 85,944,479; aggregate amount beneficially owned 85,944,479 (25.2% of the class)
- Leopard Holdings LLC (CIK 0001565706): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 85,944,479; sole dispositive power 0; shared dispositive power 85,944,479; aggregate amount beneficially owned 85,944,479 (25.2% of the class)
- GRAT Holdings LLC (CIK 0001565707): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,286,977; shared voting power 85,944,479; sole dispositive power 5,286,977; shared dispositive power 85,944,479; aggregate amount beneficially owned 91,231,456 (26.8% of the class)
- Thomas S. Kaplan (CIK 0001124803): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 333,940; shared voting power 91,231,456; sole dispositive power 333,940; shared dispositive power 91,231,456; aggregate amount beneficially owned 91,565,396 (26.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: NOVAGOLD Resources Inc.
Address of issuer's principal executive offices: 201 South Main Street, Suite 400, Salt Lake City, Utah (UT), 84111
Comment: This Amendment No. 9 (this "Amendment") amends the Schedule 13D (as amended, the "Schedule 13D") filed by Electrum Strategic Resources L.P. (formerly Electrum Strategic Resources LLC) ("Electrum Strategic") on February 2, 2009, as amended by (i) Amendment No. 1 to the Schedule 13D filed on July 12, 2010, Amendment No. 2 to the Schedule 13D filed on December 17, 2010, Amendment No. 3 to the Schedule 13D filed on December 5, 2011, in each case by Electrum Strategic; (ii) Amendment No. 4 to the Schedule 13D filed on January 9, 2012; Amendment No. 5 to the Schedule 13D filed on February 15, 2012; and Amendment No. 6 to the Schedule 13D filed on March 20, 2012, in each case by Electrum Strategic and The Electrum Group LLC ("TEG Services"); (iii) Amendment No. 7 to the Schedule 13D filed on December 31, 2012 by Electrum Strategic, TEG Services, Electrum Global Holdings L.P. ("Global Holdings"), TEG Global GP Ltd. ("Global GP"), Leopard Holdings LLC ("Leopard"), and GRAT Holdings LLC ("GRAT Holdings"); and (iv) Amendment No. 8 to the Schedule 13D filed on July 3, 2023 by Electrum Strategic, TEG Services, Global Holdings, Global GP, Leopard, GRAT Holdings and Thomas S. Kaplan ("Kaplan"), with respect to the common shares of NOVAGOLD Resources Inc. (the "Issuer"). The purpose of this Amendment is to report the entry by Electrum Strategic into the Backstop Agreement and acquisition of the the Warrants (each as defined below). All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2(a) is hereby amended and restated as follows: This Statement is being filed by Electrum Strategic, a Delaware limited partnership, TEG Services, a Delaware limited liability company, Global Holdings, a Cayman Islands exempted limited partnership, Global GP, a Cayman Islands exempted limited partnership, Leopard, a Delaware limited liability company, GRAT Holdings, a Delaware limited liability company, and Kaplan, a natural person and citizen of the United States (collectively, the "Reporting Persons"). Schedule A attached hereto sets forth information referred to in Instruction C of Schedule 13D with respect to each Reporting Person.
Residence or business address: Item 2(b) is hereby amended and restated as follows: The principal business address of each of the Reporting Persons is c/o The Electrum Group LLC, 600 Fifth Ave., 24th Fl., New York, NY 10020.
Present principal occupation or employment: Item 2(c) is hereby amended and restated as follows: The principal business of each of Electrum Strategic, Global Holdings, Leopard, GRAT Holdings and Kaplan is to invest in securities and other assets, directly and indirectly. Kaplan is also Chairman and Chief Executive Officer of TEG Services. The principal business of Global GP is to serve as the general partner of Global Holdings. The principal business of TEG Services is to provide investment advisory services.
Criminal convictions in the last five years: Item 2(d) is hereby amended and restated as follows: Neither any Reporting Person, nor any person named on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) is hereby amended and restated as follows: Neither any Reporting Person, nor any person named on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.
Citizenship: Item 2(f) is hereby amended and restated as follows: Kaplan is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The information contained in Item 4 of this Amendment is incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Overview of Acquisition Transaction and Funding Commitment

As further described in the Current Report on Form 8-K filed by the Issuer on April 22, 2025, on April 22, 2025, the Issuer and Paulson Advisers LLC ("Paulson") announced that they had entered into a definitive agreement (the "MIPA") with Barrick Gold Corporation ("Barrick") to acquire Barrick's 50% interest in Donlin Gold LLC for $1.0 billion in cash (the "Acquisition"). Pursuant to the agreement, the Issuer will increase its ownership interest in Donlin Gold LLC from 50% to 60%, with Paulson owning the remaining 40% interest in Donlin Gold LLC.
To finance the Issuer's portion of the Acquisition, funding commitments were obtained from Electrum Strategic, Paulson Advantage Plus Master Ltd. and Paulson Partners LP (together, "Paulson Investor"), and Kopernik Global Investors, LLC, on behalf of investment funds and accounts managed by it ("Kopernik", together with Electrum and Paulson Investor, the "Investors"), to subscribe for up to $170 million of Issuer's common shares at $3.00 per share, with the balance of $30 million to be funded from the Issuer's available cash (the "Treasury Commitment"). As part of the funding agreement, the Investors received five-year warrants to purchase an aggregate of 25.5 million common shares at an exercise price of $3.00 per share. The Acquisition is expected to close in the second or early third calendar quarter of 2025.

Backstop Agreement

On April 22, 2025, the Issuer entered into a backstop agreement ("Backstop Agreement") with the Investors to secure financing for the Issuer's $200 million obligation under the MIPA. Pursuant to the terms of the Backstop Agreement the Investors agreed to purchase, on a non-brokered, private placement basis, up to an aggregate of $170 million in the Issuer's common shares at $3 per share (up to 56,666,667 common shares in the aggregate (the "Subscribed Shares")). Pursuant to the Backstop Agreement, Electrum has committed up to $42.5 million (resulting in the agreement to purchase of up to 14,166,667 common shares at $3 per share), which commitment Electrum Strategic expects to fund with working capital.

If the Issuer chooses to utilize the Backstop Agreement, the private placement would close two business days prior to the completion of the Acquisition (the "Backstop Closing Date"). The use of proceeds from the Backstop Agreement is limited to the funding of the Acquisition by a subsidiary of the Issuer under the MIPA. The Issuer may, but is not required to, seek alternative financing in lieu of the private placement pursuant to the Backstop Agreement. If the Issuer seeks an alternative financing prior to the Backstop Closing Date, the first $30 million of capital raised in an alternative financing shall be used to fund the Issuer's Treasury Commitment; thereafter, the aggregate commitment of all Investors under the Backstop Agreement is reduced dollar-for-dollar for each dollar of capital raised by the Issuer in such alternative financings, with each Investor's individual commitment being ratably reduced.

If the Issuer seeks an alternative financing in the form of an underwritten public offering and, if requested by the managing underwriter(s) of such public offering, each Investor agreed that it will use reasonable commercial efforts to enter into a customary lock-up agreement with such managing underwriter(s), in such form as shall be reasonably agreed to by such managing underwriter(s) and the Investor, covering a lock-up period not to exceed ninety (90) days from the date of the underwriting agreement related to such public offering.

The Backstop Agreement further provides the Investors with registration rights, pursuant to which the Issuer has agreed to, among other things, file within fifteen (15) business days after the closing date of the Acquisition a registration statement with the U.S. Securities Exchange Commission registering the resale of the Subscribed Shares and the Warrant Shares (as defined below) and to cause such registration statement to remain effective until the earlier of (a) three (3) years from the issuance of the Subscribed Shares, (b) the date on which all of the Subscribed Shares and Warrant Shares shall have been sold, or (c) the first date on which each Investor can sell all of its Subscribed Shares and/or Warrant Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act of 1933, as amended, without limitation as to the manner of sale or the amount of such securities that may be sold. The Backstop Agreement also contains certain indemnification and other provisions relating to the registration rights.

Warrants

In consideration for entering into the Backstop Agreement, the Issuer issued an aggregate of 25,500,000 warrants to the Investors to purchase the Issuer's common shares (the "Warrants"), with each Warrant entitling the holder thereof to purchase one common share (a "Warrant Share") at an exercise price of $3.00 per Warrant Share for a period of five years from the date of issuance. A total of 6,375,000 Warrants were issued to Electrum Strategic.

The description of each of the Backstop Agreement and the Warrants contained herein do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included hereto as exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

As of the date hereof, the Reporting Persons (and each of them) beneficially own the number of Common Shares set forth below. Percentage ownership is based upon 334,646,571 issued and outstanding Common Shares, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 1, 2025.

(1) All Reporting Persons

Number of shares: 91,565,396
Percentage of shares: 26.8%

(2) Electrum Strategic

Number of shares: 85,944,479
Percentage of shares: 25.2%

(3) TEG Services

Number of shares: 85,944,479
Percentage of shares: 25.2%

(4) Global Holdings

Number of shares: 85,944,479
Percentage of shares: 25.2%

(5) Global GP

Number of shares: 85,944,479
Percentage of shares: 25.2%

(6) Leopard

Number of shares: 85,944,479
Percentage of shares: 25.2%

(7) GRAT Holdings

Number of shares: 91,231,456
Percentage of shares: 26.8%

(8) Thomas S. Kaplan

Number of shares: 91,565,396
Percentage of shares: 26.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

(1) Electrum Strategic

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 85,944,479*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 85,944,479*

(2) TEG Services

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 85,944,479*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 85,944,479*

(3) Global Holdings

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 85,944,479*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 85,944,479*

(4) Global GP

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 85,944,479*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 85,944,479*

(5) Leopard

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 85,944,479*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 85,944,479*

(6) GRAT Holdings

Sole power to vote or direct the vote: 5,286,977
Shared power to vote or direct the vote: 85,944,479*
Sole power to dispose or to direct the disposition: 5,286,977
Shared power to dispose or direct the disposition: 85,944,479*

(7) Thomas S. Kaplan

Sole power to vote or direct the vote: 333,940**
Shared power to vote or direct the vote: 91,231,456***
Sole power to dispose or to direct the disposition: 333,940**
Shared power to dispose or direct the disposition: 91,231,456***

* Consists of (i) 79,569,479 Common Shares and (ii) warrants to acquire 6,375,000 Common Shares held by Electrum Strategic.

** Consists of (i) 11,710 Common Shares, (ii) options to acquire 210,934 Common Shares and (ii) 111,296 shares that may be acquired on the conversion of deferred share units held by Kaplan.

*** Consists of (i) 79,569,479 Common Shares held by Electrum Strategic, (ii) warrants to acquire 6,375,000 Common Shares held by Electrum Strategic and (ii) 5,286,977 Common Shares held by GRAT Holdings.

Global Holdings is the owner of all of the limited partnership interests of Electrum Strategic. Global GP is the sole general partner of, and TEG Services is the investment adviser to, Global Holdings. TEG Services possesses voting and investment discretion with respect to assets of Global Holdings, including indirect investment discretion with respect to the Common Shares held by Electrum Strategic. Leopard controls Global Holdings through Global GP, and GRAT Holdings is the owner and managing member of Leopard. The Investment Committee of GRAT Holdings (see Schedule A) exercises voting and investment decisions on behalf of GRAT Holdings.
Transactions in the class effected during the past sixty days: On March 1, 2025, Kaplan acquired 3,565.805 deferred share units for no consideration in respect of his service as a director of the Issuer. Except for such acquisition, and as set forth in Item 4, no Reporting Person nor any person named on Schedule A has effected any transaction in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The information contained in Item 4 of this Amendment is incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Additional Information Regarding Other Persons
Exhibit 99.1 - Backstop Agreement, dated April 22, 2025, among NOVAGOLD Resources Inc. and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NOVAGOLD Resources Inc. with the Securities and Exchange Commission on April 22, 2025 (the "8-K")).
Exhibit 99.2 - Form of Warrant Certificate (incorporated by reference to Exhibit 4.1 to the 8-K).

## Signatures
- Electrum Strategic Resources L.P.: /s/ Michael H. Williams, Michael H. Williams, Managing Director of Electrum Strategic Management LLC, its General Partner (04/23/2025)
- The Electrum Group LLC: /s/ Michael H. Williams, Michael H. Williams, Senior Managing Director (04/23/2025)
- Electrum Global Holdings L.P.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director of TEG Global GP Ltd., its General Partner (04/23/2025)
- TEG Global GP Ltd.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director (04/23/2025)
- Leopard Holdings LLC: /s/ Andrew M. Shapiro, Andrew M. Shapiro, President (04/23/2025)
- GRAT Holdings LLC: /s/ Thomas S. Kaplan, Thomas S. Kaplan, Co-Chief Executive Officer (04/23/2025)
- Thomas S. Kaplan: /s/ Thomas S. Kaplan, Thomas S. Kaplan (04/23/2025)